EXHIBIT 11

                                  CALIFORNIA ENERGY COMPANY, INC.

                          CALCULATION OF EARNINGS PER SHARE IN ACCORDANCE
                              WITH INTERPRETIVE RELEASE NO. 34-9083

                         (dollars in thousands, except per share amounts)
                                        ___________________

                                                 Three Months Ended            Six Months Ended
                                                       June 30                     June 30
                                                  1996         1995          1996         1995
Actual weighted average shares
outstanding for the period                     52,056,951   49,948,545    51,608,292   44,388,076

Dilutive stock options and warrants
using average market prices                     3,346,753    2,207,440     3,227,441    2,348,418

Primary shares outstanding                     55,403,704   52,155,985    54,835,733   46,736,494

Additional dilutive stock options
using ending market price and
assuming conversion of convertible
debt, convertible subordinated
debenture and convertible preferred
securities of subsidiary                       11,068,567    8,033,038     9,890,187    6,522,714

Fully dilutive shares out-
standing                                       66,472,271   60,189,023    64,725,920   53,259,208

Net income                                     $   19,272   $   13,891    $   33,733   $   23,504

Less: Series C preferred stock
dividends                                               -            -             -        1,080
Net income available for common
shareholders                                   $   19,272   $   13,891     $  33,733   $   22,424

Primary earnings per share                     $      .35   $      .27     $     .62   $      .48

Fully diluted earnings per share
based on SEC interpretive release
No. 34-9083*                                   $      .33   $      .26     $     .59   $      .47


*The net income available for common shareholders for the three and six months ended June 30, 1996 was increased by the interest expense, net of tax effect, associated with the convertible debt and convertible subordinated debenture of $1,698 and $3,397, respectively. Net income available for common share-holders for the three and six months ended June 30, 1996 was increased by dividends on convertible preferred securities of subsidiary, net of tax effect of $875.

*The net income available for common shareholders for the three and six months ended June 30, 1995 was increased by the interest expense, net of tax, associated with the convertible debt and convertible subordinated debenture of $1,698 and $2,600, respectively.